

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

January 7, 2010

David Cheng Lee
President and Director
Golden Century Resources Limited
Suite 1200, 1000 N. West Street
Wilmington, Delaware 19801

> **Re: Golden Century Resources Limited**
> **Form 10-K for Fiscal Year Ended June 30, 2009**
> **File No. 0-52842**

Dear Mr. Lee:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR FISCAL YEAR ENDED JUNE 30, 2009

Exhibit 31

1.   Please amend your Form 10-K to revise the Section 302 certification to include the introductory language of paragraph 4 and the language of paragraph 4(b) and to conform the wording exactly to that required by Item 601(31) of Regulation S-K. Please also include a Section 302 certification for the principal financial officer (or person performing the equivalent function).

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2009

Item 4T. Controls and Procedures, page 8

2.   We note your assessment of disclosure controls and procedures changed from being "not effective" as of June 30, 2009 to being "effective" as of September 30, 2009, yet there were no changes in your internal control over financial reporting during the quarter. Please revise your disclosures to clarify how your disclosure controls and procedures became effective during your first fiscal quarter or revise your assessment of effectiveness, as appropriate.

Exhibit 31

3.   Please amend your Form 10-Q to provide a Section 302 certification for your principal financial officer (or person performing the equivalent function).

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bret Johnson at (202) 551-3753, Jeanne Baker at (202) 551-3691, or me at (202) 551-3689 if you have questions regarding our comments.

Sincerely,

John Hartz
Senior Assistant Chief
Accountant